

Ellen Sample · 3rd

General Manager at Spinster Sisters

Arvada, Colorado, United States · Contact info

271 connections

Spinster Sisters Co.

Michigan State University

Experience

General Manager
Spinster Sisters Co.
Oct 2018 – Present · 3 yrs 4 mos
Golden, Colorado

Director of Operations
Travel and Transport, Inc.
Oct 2000 – Oct 2018 · 18 yrs 1 mo

Travel Manager
Aspen Central Reservations
1997 – 2001 · 4 yrs

Transportation Manager
Vail Resorts
1996 – 1997 · 1 yr

Travel Agent
Winter Park Central Reservation
1991 – 1995 · 4 yrs

Education

Michigan State University
1985 – 1987